Exhibit 99.2

10 MAY 2021 FRENCH OFFICIAL LEGAL ANNOUNCEMENT PUBLICATION «BALO» BULLETIN N°56

This document has been translated in English for information only. In the event of any differences between the French text and the English text, the French language version shall supersede.

SHAREHOLDERS' AND UNITHOLDERS' MEETINGS

GENFIT

French public limited company (Société Anonyme) with a Board of Directors with share capital of 11,443,812.50 euros
Registered Office: 885 avenue Eugène Avinée, 59120 Loos
424 341 907 R.C.S. Lille Métropole

Notice of meeting serving as convocation

Ladies and Gentlemen, the fellow shareholders of the company GENFIT S.A. (the “Company”) are convened to a Combined Shareholders’ General Meeting (the “Shareholders’ Meeting”) at the Company’s headquarters located Parc Eurasanté, 885 avenue Eugène Avinée in Loos (59120), on 15 June, 2021 at 2:30 p.m., to deliberate on the following agenda.

In the event where the Shareholders’ Meeting could not deliberate due to the required quorum not being reached on first notice, the Shareholders’ Meeting will be reconvened to deliberate on the same agenda, on 30 June 2021 at 2:30 p.m. (Paris time).

Warning

In view of the governmental measures for the lockdown and prohibition of gatherings currently in force to fight against the spread of the epidemic of Coronavirus (Covid-19), upon decision of the Board of Directors of the Company, the Shareholders’ Meeting will exceptionally be held behind closed doors, that is to say without the presence of shareholders and other persons who are usually entitled to attend, in accordance with the provisions of Article 4 of Ordinance No. 2020-321 of March 25, 2020 adapting the rules governing meetings and deliberations of general meetings and governing bodies of private law legal persons and entities without legal personality in the context of the Covid-19 epidemic, the application period of which was extended and its’ content amended by Ordinance n° 2020-1497 of December 2 2020.

The Decree No. 2021-255 of 9 March 2021 extended the period of application of the Ordinance of 25 March 2020, as amended, and the Decree No. 2020-418 of 10 April 2020, as amended, adapting the rules governing meetings and deliberations of general meetings and governing bodies of private law legal persons and entities without legal personality in the context of the Covid-19 epidemic, until 31 July 2021.

The description of the procedures which will allow shareholders to participate in the Shareholders’ Meeting notwithstanding these exceptional measures required in order to comply with regulatory constraints and preserve the health of each person is set out in the second part of this conveying’s notice.

The Company invites its shareholders to regularly consult its website www.genfit.com for the final details of the Shareholders’ Meeting.

1

AGENDA

Ordinary Shareholders’ Meeting

-	Presentation of the Board of Directors’ management report on the Company's activity and on the financial statements for the year ended on December 31, 2020, the Statutory Auditors' general report on the accounts for the year ended on December 31, 2020;

-	Presentation of the Group’s management report by the Board of Directors and reading of the Statutory Auditors' general report on the consolidated financial statements for the year ended on December 31, 2020;

-	Presentation of the Board of Directors’ corporate governance report;

-	Approval of the annual financial statements for the year ended on December 31, 2020 (Resolution n°1);

-	Approval of the consolidated annual financial statements for the year ended on December 31, 2020 (Resolution n°2);

-	Allocation of the results for the year ended on December 31, 2020 (Resolution n°3);

-	Statutory Auditors' special report on the regulated agreements (Resolution n°4);

-	Reading of the Board of Directors’ special report on the options to subscribe or purchase Company’s shares in accordance with article L.225-184 of the French Code de commerce;

-	Reading of the Board of Directors’ special report on the granting of free shares in accordance with article L.225-197-4 of the French Code de commerce;

-	Reading of the table summarizing the delegations of authority and powers granted by the shareholders’ meeting to the Board of Directors in respect of capital increases, in accordance with articles L.225-129-1, L.225-129-2, L.225-129-5, L.225-129-6 et L.22-10-49 et seq. of the French Code de commerce;

-	Reading of the Board of Directors’ supplementary report on the use of delegations of powers granted by the shareholders’ meeting, in accordance with article R.225-116 of the French Code de commerce;

-	Ratification of the appointment by co-option of Mr. Jean-Francois Tiné as a member of the Board of Directors (Resolution n°5);

-	Approval of the information relating to the components of overall compensation paid during the 2020 financial year, or allocated for the same financial year, to all of the Company's corporate officers (Resolution n°6);

-	Approval of the components of overall compensation paid during the 2020 financial year, or allocated for the same financial year, to Mr. Jean-François MOUNEY, Chairman of the Board of Directors of the Company (Resolution n°7);

-	Approval of the components of overall compensation paid during the 2020 financial year, or allocated for the same financial year, to Mr. Pascal PRIGENT, Chief Executive Officer of the Company (Resolution n°8);

-	Approval of the compensation policy for financial year 2021 applicable to all of the Company's corporate officers (Resolution n°9);

2

-	Approval of the compensation policy for financial year 2021 applicable to Mr. Jean-François MOUNEY, Chairman of the Board of Directors of the Company (Resolution n°10);

-	Approval of the compensation policy for financial year 2021 applicable to Mr. Pascal PRIGENT, Chief Executive Officer of the Company (Resolution n°11);

-	Approval of the compensation policy for financial year 2021 applicable to the Directors of the Company (Resolution n°12);

-	Authorisation for the Company’s purchase of its’ own shares (Resolution n°13);

-	Powers to carry out formalities (Resolution n°14).

-	Decision not to proceed to an early dissolution of the Company and approval of continued operation despite the loss of half of the share capital (Resolution n°15);

-	Delegation of authority granted to the Board of Directors concerning the issuance of ordinary shares of the Company and/or of securities giving access to the share capital of the Company, with shareholders’ preferential subscription rights (Resolution n°16);

-	Delegation of authority granted to the Board of Directors concerning the issuance of ordinary shares of the Company and/or of securities giving access to the share capital of the Company, without shareholders’ preferential subscription rights (Resolution n°17);

-	Delegation of authority granted to the Board of Directors concerning the issuance, without shareholders’ preferential subscription rights, of ordinary shares of the Company and/or securities giving access to the share capital of the Company, within the framework of an offering as referred to in paragraph 1° of Article L.411-2 of the French Code monétaire et financier (Resolution n°18);

-	Determination of the issuance price, up to the limit of 10% of the share capital per year, of the ordinary shares and/or of the securities giving access to the share capital of the Company, in the event of a withdrawal of shareholders’ preferential subscription rights (Resolution n°19);

-	Delegation of authority granted to the Board of Directors to issue ordinary shares and/or securities giving access to the share capital of the Company without preferential subscription rights and for the benefit of a category of persons (Resolution n°20);

-	Authorisation granted to the Board of Directors to increase by 15% the number of securities to be issued in the event of a share capital increase with or without shareholders’ preferential subscription rights (Resolution n°21);

-	Delegation of authority granted to the Board of Directors for the purpose of issuing ordinary shares and/or securities giving access to the share capital of the Company, as compensation for contributions in kind comprised of equity securities or securities giving access to the share capital (Resolution n°22);

-	Delegation of authority granted to the Board of Directors for the purpose of issuing ordinary shares and/or securities giving access to the share capital of the Company, in the event of a public exchange offer initiated by the Company (Resolution n°23);

-	Overall cap applicable to the authorisations provided for in resolutions n°16 to 18 and n°20 to 23 (Resolution n°24);

-	Delegation of authority granted to the Board of Directors for the purpose of issuing autonomous share subscription warrants reserved for the consultants of the Company (Resolution n°25);

3

-	Authorisation granted to the Board of Directors to allocate options to subscribe and/or purchase shares (Resolution n°26);

-	Authorisation granted to the Board of Directors to allocate existing or new free shares (Resolution n°27);

-	Delegation of authority granted to the Board of Directors for the purpose of issuing ordinary shares and/or securities giving access to the share capital of the Company for the benefit of the members of a company savings plan (Resolution n°28);

-	Delegation of power granted to the Board of Directors for the purpose of cancelling all or part of the treasury shares of the Company, pursuant to the authorisation to repurchase shares (Resolution n°29); and

Ordinary Shareholders’ Meeting

-	Powers to carry out formalities (Resolution n°30).

DRAFT RESOLUTIONS

Ordinary Shareholders’ Meeting

First Resolution - Approval of the annual financial statements for the year ended on December 31, 2020

The Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings, having reviewed the Board of Directors report on the Company's annual financial statements and having reviewed the Statutory Auditors' report for the year ended on December 31, 2020, approves the financial statements as they are presented prepared according to French standards and in accordance with the French Code de commerce, which show a net loss of (97,223,483) euros.

The Shareholders’ Meeting also approves the operations reflected in these annual financial statements or summarized in these reports.

Under Articles 223 quater and 223 quinquies of the French Code général des impôts, the Shareholders’ Meeting notes that there are no expenditures or charges deductible from the Company's taxable income as referred to in Article 39.4 of the French Code général des impôts.

After having deliberated, the Shareholders’ Meeting gives to the members of the Board of Directors and the Statutory Auditors, full and unconditional discharge from their duties for said year.

Second Resolution - Approval of the reports and consolidated financial statements for the year ended on December 31, 2020

The Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings, having reviewed the Board of Directors report and the Statutory Auditors' report for the year ended on December 31, 2020, approves the consolidated annual financial statements as presented, prepared according to the international financial reporting standards and the IFRS accounting standards, which show a loss of (101,220,640) euros, as well as the operations reflected in these statements or summarized in these reports.

4

After having deliberated, the Shareholders’ Meeting gives to the members Board of Directors and to the Statutory Auditors, full and unconditional discharge from their duties for said year.

Third Resolution - Allocation of the results for the year ended on December 31, 2020

The Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings, approves the proposal of the Board of Directors regarding the allocation of the results for the financial year 2020 and thus decides to allocate the loss for the year ended on December 31, 2020 as follows:

ORIGIN

Deficit for the year ended on December 31, 2020	€(97,223,483)

ALLOCATION

Allocation to the item "Retained earnings",

For a total of	€(97,223,483)

This thus brings the retained earnings from €(302,115,943) to €(399,339,426)

The Shareholders’ Meeting acknowledges, in accordance with Article 243 bis of the French Code général des impôts, that so far there has been no distribution of dividends during the previous three financial years.

Fourth Resolution - Statutory Auditors’ special report on regulated agreements

After having deliberated, the Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings and, having reviewed the report prepared by the Statutory Auditors pursuant to Articles L.225-38 and L.225-40 of the French Code de commerce takes note of such report and approves the regulated agreements refered to therein in accordance with Article L.225-38 of the French Code de commerce.

Fifth Resolution - Ratification of the appointment by co-option of Mr. Jean-Francois Tiné as a member of the Board of Directors

The Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings, decides to ratify the appointment by co-optation decided at the meeting of the Board of Directors of 26 February 2021 of:

Mr. Jean-François TINE

Born on 9 August 1956 in Alger (Algeria)

residing 2 rue Joseph Bara à Paris (75006)

as a director, replacing Mr. Philippe Moons, with effect at the end of this Shareholders’ Meeting, for the remainder of his term of office, i.e. until the ordinary shareholders’ meeting which will approve the financial statements for the year ending 31 December 2021.

5

Sixth Resolution - Approval of the information relating to the components of overall compensation paid during the 2020 financial year, or allocated for the same financial year, to all of the Company's corporate officers

The Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings, after having reviewed the information presented in Section 3.2.1 of the Company’s 2020Universal Registration Document, approves the information mentioned in I of Article L.22-10-9 of the French Code de commerce.

Seventh Resolution - Approval of the components of overall compensation paid during the 2020 financial year, or allocated for the same financial year, to Mr. Jean-François MOUNEY, Chairman of the Board of Directors of the Company

The Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings, after having reviewed the information presented in Section 3.2.1 of the Company’s 2020 Universal Registration Document, approves the components of overall compensation paid during the 2020 financial year, or allocated for the same financial year, to Mr. Jean-François MOUNEY as Chairman of the Board of Directors of the Company.

Eighth Resolution - Approval of the components of overall compensation paid during the 2020 financial year, or allocated for the same financial year, to Mr. Pascal PRIGENT, Chief Executive Officer of the Company

The Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings, after having reviewed the information presented in Section 3.2.1 of the Company’s 2020 Universal Registration Document, approves the components of overall compensation paid during the 2020 financial year, or allocated for the same financial year, to Mr. Pascal PRIGENT as Chief Executive Officer of the Company

Ninth Resolution - Approval of the compensation policy for financial year 2021 applicable to all of the Company's corporate officers

The Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings, in accordance with Article L.22-10-8 of the French Code de commerce, after having reviewed the information presented in Section 3.2.1 of the Company’s 2020 Universal Registration Document, approves the compensation policy for corporate officers for financial year 2021 applicable to all of the corporate officers of the Company.

Tenth Resolution - Approval of the compensation policy for financial year 2021 applicable to Mr. Jean-François MOUNEY, Chairman of the Board of Directors of the Company

The Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings, in accordance with Article L.22-10-8 of the French Code de commerce, after having reviewed the information presented in Section 3.2.1 of the Company’s 2020 Universal Registration Document 2020, approves the compensation policy for corporate officers for financial year 2021 applicable to the Chairman of the Board of Directors of the Company.

Eleventh Resolution - Approval of the compensation policy for financial year 2021 applicable to Mr. Pascal PRIGENT, Chief Executive Officer of the Company

The Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings, in accordance with Article L.22-10-8 of the French Code de commerce, after having reviewed the information presented in Section 3.2.1 of the Company’s 2020 Universal Registration Document, approves the compensation policy for corporate officers for financial year 2021 applicable to the Chief Executive Officer of the Company

Twelfth Resolution - Approval of the compensation policy for financial year 2021 applicable to the Directors of the Company

6

The Shareholders’ Meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings, after having reviewed the information presented in Section 3.2.1 of the Company’s 2020 Universal Registration Document, approves the compensation policy of corporate officers for the financial year 2021, applicable to the Directors of the Company.

Thirteenth Resolution - Authorisation for the Company’s purchase of its’ own shares

The Shareholders’ Meeting, acting in accordance with the quorum and majority requirements for Ordinary Shareholders’ Meetings, after having deliberated and reviewed the Board of Directors’ report, authorizes the Board of Directors, along with the power to sub-delegate, pursuant to the conditions set forth in Articles L.22-10-62 et seq. of the French Code de commerce, to purchase Company’s shares through the implementation of a share repurchase program.

The Shareholders’ Meeting decides that:

— the maximum purchase price (excluding expenses) per share is set at €25.00 and

— the maximum amount of funds allocated to the implementation of this share repurchase program may not exceed €1,500,000.

The Shareholders’ Meeting grants to the Board of Directors, along with the power to sub-delegate within the conditions of Article L.22-10-62 French Code de commerce, in particular a change in the par value of the share, in the event of a capital increase through incorporation of reserves, issue of consideration free shares, stock split or reverse stock split, distribution of reserves or of any other assets, redemption of capital or any other transaction or with the amortization of equity or other transactions affecting equity, in such so as to take account of the impact of such transactions on the value of the shares. The Shareholders’ Meeting decides that the Company may purchase a number of shares such that:

— the maximum number of shares that may be acquired pursuant to this authorisation may not exceed ten percent (10%) of the total number of shares comprising the Company’s share capital and five percent (5%) of the total number of shares comprising the Company’s share capital for the acquisitions made to retain shares and to subsequently use them as payment or in an exchange in the context of a merger, split or contribution transaction; it being specified that (i) these limits apply to an amount of the Company’s share capital that will be adjusted, if necessary, to take into account those transactions that will affect the share capital subsequent to this Shareholders’ Meeting, and (ii) when the shares are bought back to promote liquidity under the conditions set out by the General Regulations of the French Autorité des marchés financiers, the number of shares taken into account to calculate the above mentioned 10% limit corresponds to the number of shares purchased, minus the number of shares re-sold during the authorisation period; and

— the acquisitions carried out by the Company must not result in the Company holding, at any moment whatsoever, directly or indirectly, more than ten percent (10%) of its share capital.

This authorisation is intended to allow the Company to pursue the following objectives, in compliance with applicable legislative and regulatory provisions:

a)	to retain the Company’s shares that will have been purchased and to use them in exchange or in payment within the context of potential external growth transactions, in accordance with stock market regulations;
b)	to deliver shares upon the exercise of rights attached to securities giving access to the share capital of the Company;
c)	to allocate shares to employees or corporate officers of the Company or its subsidiaries in accordance with the terms and conditions set forth by law, in particular with respect to the allocation of free shares, the participation in the profits resulting from the expansion of the business, the stock option plans or through a company savings plan;
d)	to ensure liquidity and to promote the secondary market for the Company’s securities, which would be accomplished by an investment services provider acting under a liquidity contract in compliance with the ethics charter approved by the French Autorité des marchés financiers;
e)	to cancel all or part of the repurchased securities, provided the twenty-ninth resolution above is adopted; and

7

f)	to accomplish all other authorized goals or goals that could become authorized by law or recognized or that would be recognized as a market practice by the French Autorité des marchés financiers, in which case the Company would inform its shareholders by way of a press release.

The Shareholders’ Meeting decides that these purchase, sale, exchange or transfer transactions may be carried out in any manner, that is, either on the regulated market, on a multilateral trading facility, through a systematic internalizer or through an over-the-counter transaction, such as an acquisition or block trades, or by resorting to financial instruments, in particular financial derivatives negotiated on a regulated market, on a multilateral trading facility, through a systematic internalizer or through a private transaction or by resorting to warrants, in compliance with the conditions set forth by the legislative and regulatory provisions that are applicable on the date of the considered transactions and during the periods set by the Company’s Board of Directors or by the person to whom the Board of Directors delegated its authority. The maximum portion of the share capital acquired or transferred in the form of blocks trades can be the total amount of the repurchase program.

Moreover, the Shareholders’ Meeting grants full powers to the Board of Directors, along with the power to sub-delegate pursuant to the conditions set forth in Article L.22-10-62 of the French Code de commerce, to decide and implement this authorisation, to specify, if necessary, its terms and, in particular, to place any on or off-market orders, to allocate or reallocate purchased shares to the various set objectives, in accordance with applicable laws and regulations, to enter into any agreements, particularly for the purpose of maintaining share purchase and sale registries, to complete any formalities or statements with any agencies, particularly the French Autorité des marchés financiers and, generally speaking, to take any necessary action in order to complete the transactions carried out pursuant to this authorisation.

The Shareholders’ Meeting also grants full powers to the Board of Directors, if the law or the French Autorité des marchés financiers were to extend or supplement to the authorized objectives for share repurchase programs, to inform the public of any changes to the repurchase program concerning the modified objectives, in accordance with applicable laws and regulations.

This authorisation is granted for a period of 18 months from the date of this Shareholders’ Meeting. It voids, from this day, any prior authorisation having the same purpose, i.e. any authorisation relating to the repurchase of its own shares by the Company. This authorisation therefore voids the authorisation granted by the Shareholders’ Meeting dated November 27, 2019 pursuant to its sixth resolution.

Fourteenth Resolution - Powers to carry out formalities

The Shareholders’ Meeting grants full powers to the holder of an original, a copy or an extract of the minutes of this Shareholders’ Meeting to carry out all legal and administrative formalities and make all filings and publications relating to the above-mentioned resolutions required by applicable laws.

Extraordinary Shareholders’ Meeting

Fifteenth Resolution - Decision not to proceed to an early dissolution of the Company and approval of continued operation despite the loss of half of the share capital of its share capital

The Shareholders’ Meeting after having reviewed the report of the Board of Directors and after having noted that due to the losses recorded at 31 December 2020 in the financial statements the net assets of the Company fall below one half of the share capital, decides, in accordance with Article L.225-248 paragraph 1 of the French Code de Commerce, not to declare the early dissolution of the Company and to continue its operation.

Sixteenth Resolution - Delegation of authority granted to the Board of Directors concerning the issuance of ordinary shares of the Company and/or of securities giving access to the share capital of the Company, with shareholders’ preferential subscription rights

8

The Shareholders’ Meeting, acting under the conditions of quorum and majority required for extraordinary shareholders’ general meetings, after having deliberated and reviewed the report of the Board of Directors and the special report of the Statutory Auditors, and pursuant to the provisions of Articles L.225-129 to L.225-129-2, L.225-129-5, L.225-129-6, L.22-10-49, L.225-132 à L.225-134, and L.228-91 et seq. of the French Code de commerce:

1.    Delegates its authority to the Board of Directors to decide, with shareholders’ preferential subscription rights, on the issuance of shares or any other securities giving access to the share capital of the Company, including through the allocation of free share warrants, in euros or any other currencies determined by reference to several currencies, in France or abroad, it being specified that said shares grant the same rights as previously issued shares subject to their dividend entitlement date (“date de jouissance”). Such issuance may be carried out once in full or in various instalments, in the proportions and at the times it shall determine, both in France and outside France. It is hereby further specified that the Board of Directors will also have the option to sub-delegate all necessary powers to decide and implement the share capital increase to the Chief Executive Officer or, with his prior approval, to one or more of the Deputy Chief Executive Officers, under the conditions set forth by law;

2.    Decides that any issuance of preferential shares and securities giving access to preferential shares is expressly excluded from such issuance;

3.    Decides that the nominal amount of the share capital increases that could potentially be carried out immediately and/or in the future pursuant to this delegation cannot exceed an overall nominal amount of €3,750,000 (or, on the basis of the current nominal value of the Company’s shares, equal to €0.25, a maximum amount of 15,000,000 shares), it being specified that this amount will be included in the overall nominal cap amount of €3,750,000 set forth in the twenty-fourth resolution of this Shareholders’ Meeting and that this overall nominal amount does not take into account any adjustments that may potentially be carried out in accordance with applicable legal and regulatory provisions and, as the case may be, with contractual stipulations providing for other cases of adjustment, in order to preserve the rights of holders of securities or other rights giving access to the share capital;

4.    Also delegates its authority to the Board of Directors for the purpose of deciding on the issuance of debt securities giving access to share capital of the Company to be issued;

5.    Decides that the overall nominal amount of securities representing debt securities giving access to the share capital of the Company to be issued that could potentially be issued pursuant to this delegation will amount to a maximum of €60,000,000 or to the exchange value of this amount in the event of an issuance carried out in any other currency or in any currency unit set through reference to a number of currencies;

6.    Decides that the shareholders will have the option of exercising their preferential subscription right with respect to the amount they are irrevocably entitled to, under the conditions set forth by law. In addition, the Board of Directors will have the option of granting shareholders the right to subscribe, subject to a reduction, a number of securities that is higher than the amount they are irrevocably entitled to, in proportion to the subscription rights they hold and, in all cases, up to the limit of the amount they request. If the subscriptions made as an irrevocable right and, as the case may be, the subscriptions subject to a reduction, have not exhausted the total amount of an issuance of securities, the Board of Directors will be able to use the following faculties:

-	limit the issue to the amount of the subscriptions on the condition that such amount is equal to at least three-quarters of the decided increase,

-	freely allocate all or part of the unsubscribed securities,

-	offer to the public all or part of the unsubscribed securities;

9

7.    Acknowledges that, for the benefit of holders of securities issued pursuant to this resolution and giving access to the share capital of the Company, this delegation of authority automatically implies shareholders’ renunciation of their preferential subscription right to shares that these securities grant rights over immediately or in the future;

8.    Decides that the amount paid or that should be paid to the Company for each of the shares issued pursuant to this delegation will be at least equal to the nominal value of the share on the issuance date of said shares;

9.    Decides that the Board of Directors cannot, unless authorised in advance by the shareholders’ general meeting, make use of this delegation in the context of a public offering initiated by a third party targeting the securities of the Company until the end of the offering period; and

10. Acknowledges that, in the event of the use by the Board of Directors of the delegation of authority granted by this resolution, the Board of Directors shall report to the following Ordinary Shareholders’ Meeting, in accordance with applicable laws and regulations, on the use made of the delegation of authority granted by this resolution.

The delegation of authority thus granted to the Board of Directors is valid for a term of 26 months as from the date of this Shareholders’ Meeting.

Seventeenth Resolution - Delegation of authority granted to the Board of Directors concerning the issuance of ordinary shares of the Company and/or of securities giving access to the share capital of the Company, without shareholders’ preferential subscription rights

The Shareholders’ Meeting, acting under the conditions of quorum and majority required for extraordinary shareholders’ general meetings, after having deliberated and reviewed the report of the Board of Directors and the special report of the Statutory Auditors, and pursuant to the provisions of Articles L.225-129 to L.225-129-2, L.225-129-5, L.225-129-6, L.22-10-49, L.225-135, L.22-10-51, L.225-136, L.22-10-52, R. 22-10-32 and L.228-91 et seq. of the French Code de commerce:

1.    Delegates its authority to the Board of Directors to decide, without shareholders’ preferential subscription rights, on the issuance of shares or any other securities giving access to the share capital of the Company, in euros or any other currencies determined by reference to several currencies, it being specified that said shares grant the same rights as previously issued shares subject to their dividend entitlement date (date de jouissance). Such issuance is to be carried out through an offering other than those referred to in paragraph 1° of Article L.411-2 of the French Code monétaire et financier, once in full or in various instalments, at the time or times set by the Board of Directors and in the proportions it shall determine, both in France and outside France. It is hereby further specified that the Board of Directors will also have the option to sub-delegate all necessary powers to decide and implement the share capital increase to the Chief Executive Officer or, with his prior approval, to one or more of the Deputy Chief Executive Officers, under the conditions set forth by law;

2.    Decides that any issuance of preferential shares and securities giving access to preferential shares is expressly excluded from such issuance;

3.    Decides that the nominal amount of the share capital increases that could potentially be carried out immediately or in the future pursuant to this delegation cannot exceed an overall nominal amount of €3,750,000 (or, on the basis of the current nominal value of the Company’s shares, equal to €0.25, a maximum amount of 15,000,000 shares), it being specified that this amount will be included in the overall nominal cap amount of €3,750,000 set forth in the twenty-fourth resolution of this Shareholders’ Meeting and that this overall nominal amount does not take into account any adjustments that may potentially be carried out in accordance with applicable legal and regulatory provisions and, as the case may be, with contractual stipulations providing for other cases of adjustment, in order to preserve the rights of holders of securities or other rights giving access to the share capital;

10

4.    Also delegates its authority to the Board of Directors for the purpose of deciding on the issuance of debt securities giving access to share capital of the Company to be issued;

5.    Decides that the overall nominal amount of securities representing debt securities giving access to the share capital of the Company to be issued that could potentially be issued pursuant to this delegation will amount to a maximum of €60,000,000 or to the exchange value of this amount in the event of an issuance carried out in any other currency or in any currency unit set through reference to a number of currencies;

6.    Decides to waive the preferential subscription right of shareholders to the securities to be issued pursuant to this delegation. The Board of Directors will have the option to grant shareholders a priority subscription period on all or part of the issuance of these securities, for a duration and under conditions it shall determine, in accordance with the provisions of Article L.22-10-51 of the French Code de commerce. This priority period shall not give rise to the creation of marketable entitlements and shall be exercised in proportion to the number of shares owned by each shareholder and may potentially be supplemented by a subscription subject to reduction;

7.    Acknowledges that if the subscriptions have not absorbed all of the issuance of shares or securities giving access to the share capital, the Board of Directors may limit the amount of the transaction to the amount of the subscriptions received;

8.    Acknowledges that, for the benefit of holders of securities issued pursuant to this resolution and giving access to the share capital of the Company, this delegation of authority automatically implies shareholders’ renunciation of their preferential subscription right to shares or securities giving access to the share capital of the Company that these securities grant rights over immediately or in the future;

9.    Decides that the issuance price of the shares issued pursuant to this delegation will be set at least equal to the minimum value set forth by law and applicable regulations at the time this delegation is used, which currently corresponds to the weighted average of the price of the share during the last three stock market trading days preceding the beginning of the offer to the public (within the meaning of Regulation (EU) 2017/1129) of the shares issued under this delegation, minus, as the case may be, a maximum discount of 10% of this amount;

10. Decides that the Board of Directors cannot, unless authorised in advance by the shareholders’ general meeting, make use of this delegation in the context of a public offering initiated by a third party targeting the securities of the Company until the end of the offering period;

11. Decides that the issue price of the securities giving access to the share capital will be such that the amount received immediately by the Company, increased, as applicable, by the amount it is likely to receive in the future, be, for each share issued as a result of the issue of these securities, at least equal to the minimum issuance price defined in the preceding paragraph; and

12. Acknowledges that, in the event of the use by the Board of Directors of the delegation of authority granted by this resolution, the Board of Directors shall report to the following ordinary shareholders’ general meeting, in accordance with applicable laws and regulations, on the use made of the delegation of authority granted by this resolution.

The delegation of authority thus granted to the Board of Directors is valid for a term of 26 months as from the date of this Shareholders’ Meeting.

11

Eighteenth Resolution - Delegation of authority granted to the Board of Directors concerning the issuance, without shareholders’ preferential subscription rights, of ordinary shares of the Company and/or securities giving access to the share capital of the Company, within the framework of an offering as referred to in paragraph 1° of Article L.411-2 of the French Code monétaire et financier

The Shareholders’ Meeting, acting under the conditions of quorum and majority required for extraordinary shareholders’ general meetings, after having deliberated and reviewed the report of the Board of Directors and the special report of the Statutory Auditors, and pursuant to the provisions of Articles L.225-129 to L.225-129-2, L.225-129-5, L.225-129-6, L.22-10-49, L.225-135, L.22-10-51, L.225-136, L.22-10-52, R. 22-10-32, L.228-91 et seq. of the French Code de commerce and L.411-2 of the French Code monétaire et financier :

1.    Delegates its authority to the Board of Directors to decide, without shareholders’ preferential subscription rights, on the issuance of shares or any other securities giving access to the share capital of the Company, it being specified that said shares grant the same rights as previously issued shares subject to their dividend entitlement date (date de jouissance). Such issuance is to be carried out through an offering referred to in paragraph 1° of Article L.411-2 of the French Code monétaire et financier, once in full or in various instalments, in the proportions and at the times it shall determine, both in France and outside France, either in euros or in any other currency or any monetary unit established by reference to several currencies. It is hereby further specified that the Board of Directors will also have the option to sub-delegate all necessary powers to decide on and implement the share capital increase to the Chief Executive Officer or, with his prior approval, to one or more of the Deputy Chief Executive Officers, under the conditions set forth by law;

2.    Decides that any issuance of preferential shares and securities giving access to preferential shares is expressly excluded from such issuance;

3.    Decides that the nominal amount of the share capital increases that could potentially be carried out immediately and/or in the future pursuant to this delegation cannot exceed an overall nominal amount of €3,750,000 (or, on the basis of the current nominal value of the Company’s shares, equal to €0.25, a maximum amount of 15,000,000 shares), it being specified that this amount will be included in the overall nominal cap amount of €3,750,000 set forth in the twenty-fourth resolution of this Shareholders’ Meeting and that this overall nominal amount does not take into account any adjustments that may potentially be carried out in accordance with applicable legal and regulatory provisions and, as the case may be, with contractual stipulations providing for other cases of adjustment, in order to preserve the rights of holders of securities or other rights giving access to the share capital;

4.    Decides that, issuance of capital securities carried out pursuant to this delegation will not, in any event, exceed the limits set out by the applicable regulations on the issue date, i.e. at the present time 20% per annum at the time of the issuance (it being specified that this 20% limit shall be assessed at the time of the issuance and shall apply to the share capital as adjusted according to the transactions affecting it after this Shareholders’ Meeting);

5.    Also delegates its authority to the Board of Directors for the purpose of deciding on the issuance of debt securities giving access to share capital of the Company to be issued;

6.    Decides that the overall nominal amount of securities representing debt securities giving access to the share capital of the Company to be issued that could potentially be issued pursuant to this delegation will amount to a maximum of €60,000,000 or to the exchange value of this amount in the event of an issuance carried out in any other currency or in any account unit set through reference to a number of currencies;

7.    Decides to waive the preferential subscription right of shareholders to the securities to be issued pursuant to this delegation;

12

8.    Acknowledges that if the subscriptions have not absorbed all of the issuance of shares or securities giving access to the share capital, the Board of Directors may limit the amount of the transaction to the amount of the subscriptions received;

9.    Acknowledges that, for the benefit of holders of securities issued pursuant to this resolution and giving access to the share capital of the Company, this delegation of authority automatically implies shareholders’ renunciation of their preferential subscription right to shares or securities giving access to the share capital that these securities grant rights over immediately or in the future;

10. Decides that the issuance price of the shares issued pursuant to this delegation will be at least equal to the minimum value set forth by law and applicable regulations at the time this delegation is used, which currently corresponds to the weighted average of the price of the share during the last three stock market trading days preceding the beginning of the offer to the public (within the meaning of Regulation (EU) 2017/1129) of the shares issued under this delegation, minus, as the case may be, a maximum discount of 10% of this amount;

11. Decides that the issue price of the securities giving access to the capital will be such that the amount received immediately by the Company, increased, as applicable, by the amount it is likely to receive in the future, be, for each share issued as a result of the issue of these securities, at least equal to the minimum issuance price defined in the preceding paragraph;

12. Decides that the Board of Directors cannot, unless authorised in advance by the shareholders’ general meeting, make use of this delegation in the context of a public offering initiated by a third party targeting the securities of the Company until the end of the offering period; and

13. Acknowledges that, in the event of the use by the Board of Directors of the delegation of authority granted by this resolution, the Board of Directors shall report to the subsequent ordinary shareholders’ general meeting, in accordance with the law and regulations, regarding the use made of the delegation of authority granted by this resolution.

The delegation of authority thus granted to the Board of Directors is valid for a term of 26 months as from the date of this Shareholders’ Meeting.

Nineteenth Resolution - Determination of the issuance price, up to the limit of 10% of the share capital per annum, of the ordinary shares and/or of the securities giving access to the share capital of the Company, in the event of a withdrawal of shareholders’ preferential subscription rights

The Shareholders’ Meeting, acting under the conditions of quorum and majority required for extraordinary shareholders’ general meetings, after having deliberated and reviewed the report of the Board of Directors and the special report of the Statutory Auditors, and pursuant to the provisions of paragraph 2 of Article L.22-10-52, of the French Code de commerce, and up to the limit of 10% of the share capital per annum at the time of the issuance (it being specified that this 10% limit shall be assessed at the time of the issuance and shall apply to the share capital as adjusted according to the transactions affecting it subsequent to this Shareholders’ Meeting):

1.    Authorizes the Board of Directors, with the option to sub-delegate, under the conditions set forth by law, to set the price of the ordinary shares issued directly or through the issuance of any other securities giving access to the share capital, after taking into account any market opportunities, at a price that is at least equal to the volume-weighted average (in the central order book excluding off-market block trades) of the Company’s share price quotation chosen in a period including between five and thirty stock market trading days in a row among the last thirty stock market trading days preceding the date upon which the issuance price is set, it being specified that this average could be adjusted, if needed, to account for the different dividend entitlement date (date de jouissance) and potentially be discounted by a maximum amount of 15%;

13

2.    Specifies that the last thirty stock market trading days above are those that will immediately precede the determination of the issuance price of the ordinary shares, such determination to take place, if necessary, at the close of the period during which investors are placing firm or indicative subscription orders (such period being the “bookbuilding” period) and therefore to reflect the price of such orders;

3.    Acknowledges that the Board of Directors will have the option to implement this resolution both pursuant to the seventeenth and eighteenth resolutions; and

4.    Acknowledges that, in the event of use by the Board of Directors of the delegation of authority granted by this resolution, the Board of Directors shall prepare a supplementary report, certified by the Statutory Auditors, describing the final terms of the transaction and providing the criteria for assessing the actual impact on the shareholder’s situation.

The delegation of authority thus granted to the Board of Directors is valid for a term of 26 months as from the date of this Shareholders’ Meeting.

Twentieth Resolution - Delegation of authority granted to the Board of Directors to issue ordinary shares and/or securities giving access to the share capital of the Company without preferential subscription rights and for the benefit of a category of persons

The Shareholders’ Meeting, acting under the conditions of quorum and majority required for extraordinary shareholders’ general meetings, after having deliberated and reviewed the report of the Board of Directors and the special report of the Statutory Auditors, and pursuant to the provisions of Articles L.225-129 to L.225-129-2, L.225-129-5, L.225-129-6, L.22-10-49, L.225-135, L.22-10-51, L.225-138, L.228-91 et seq. of the French Code de commerce:

1.    Delegates its authority to the Board of Directors to decide to increase the share capital, without shareholders’ preferential subscription rights, once in full or in various instalments, for an overall nominal amount of €3,750,000 (or, on the basis of the current nominal value of the Company’s shares, equal to €0.25, a maximum amount of 15,000,000 shares), by the issue of shares and any other securities giving access to the capital of the Company, the said shares granting the same rights as previously issued shares subject to their dividend entitlement date (date de jouissance), in euros or any other currencies determined by reference to several currencies, in France or abroad, it being specified that this amount will be included in the overall nominal cap amount of €3,750,000 set forth in the twenty-fourth resolution of this Shareholders’ Meeting and that this overall nominal amount does not take into account any adjustments that may potentially be carried out in accordance with applicable legal and regulatory provisions and, as the case may be, with contractual stipulations providing for other cases of adjustment, in order to preserve the rights of holders of securities or other rights giving access to the share capital; it being specified that the Board of Directors will have the option to sub-delegate all necessary powers to decide, implement or postpone the share capital increase to the Chief Executive Officer or, with his prior approval, to one or more of the Deputy Chief Executive Officers, under the conditions set forth by law;

2.    Decides that any issuance of preferential shares and securities giving access to preferential shares is expressly excluded from such issuance;

3.    Also delegates its authority to the Board of Directors for the purpose of deciding on the issuance of securities entitling their holder to debt securities giving access to share capital of the Company to be issued;

4.    Decides that the overall nominal amount of securities representing debt securities giving access to the share capital of the Company or to debt securities that could potentially be issued pursuant to this delegation will amount to a maximum of €60,000,000 or to the exchange value of this amount in the event of an issuance carried out in any currency or in any other currency unit set through reference to a number of currencies;

14

5.    Decides to waive the preferential subscription right of shareholders to the securities to be issued pursuant to this resolution and to reserve the subscription right:

(a)	in the context of an industrial or strategic agreement with the Company to:

-	industrial or commercial companies of the pharmaceutical/biotech sector, or

-	investment fund companies or fund management companies or collective savings managing funds established under French or foreign law, or

-	any other legal entity (including a trust) or physical person, investing in the pharmaceutical/biotech sector; and

(b)	in the context of an offering referred to in paragraph 1° of Article L.411-2 of the French Code monétaire et financier in respect of French investors and equivalent provisions for foreign investors to:

-	industrial or commercial companies of the pharmaceutical/biotech sector, or

-	investment fund companies or fund management companies or collective savings managing funds established under French or foreign law, or

-	any other legal entity (including a trust) or physical person, investing in the pharmaceutical/biotech sector, meeting, in each case listed above, the criteria to participate in such an offering, or

-	investment services providers of French or foreign law likely to secure such an offering;

6.    Acknowledges that, for the benefit of holders of securities issued pursuant to this resolution and giving access to the share capital of the Company, this delegation of authority automatically implies shareholders’ renunciation of their preferential subscription right to shares or securities giving access to the share capital that these securities grant rights;

7.    Decides that the Board of Directors will set the list of the beneficiaries within the category of beneficiaries mentioned above to the benefit of which the preferential subscription right have been waiveed and will set the characteristics, the amount and the terms of any issue as well as the terms and conditions for paying up the issued shares. In particular, it will determine the number of shares to be issued to each beneficiary and will set, given the information contained in its report, the subscription price of such securities, their entitlement date, provided that the sum received or to be received by the Company for each share issued under this delegation shall be at least equal to the volume-weighted average (in the central order book and excluding off-market block trades) of the Company’s share price quotation selected from a period comprising between five and thirty stock market trading days in a row consecutive sessions among the last thirty stock market trading days preceding the date upon which the issuance price is set, it being specified that this average could be adjusted, if necessary, to account for the different dividend entitlement date (date de jouissance) and potentially be discounted by a maximum amount of 15%;

8.    Specifies that the last thirty stock market trading days above are those that will immediately precede the determination of the issuance price of the ordinary shares, such determination to take place, if necessary, at the close of the period during which investors are placing firm or indicative subscription orders (such period being the “bookbuilding” period) and therefore to reflect the price of such orders;

9.    Decides that the Board of Directors cannot, unless authorised in advance by the shareholders’ general meeting, make use of this delegation in the context of a public offering initiated by a third party targeting the securities of the Company until the end of the offering period;

15

10. The Board of Directors will have the option under the terms set out in paragraph 1, to sub-delegate to the Chief Executive Officer and, with his prior approval, to one or more of the Deputy Chief Executive Officers, the power to take all or part of the decisions mentioned above and, as the case may be, in accordance with indicative parameters which it may have adopted; and

11. Acknowledges that, in the event of use by the Board of Directors of the delegation of authority granted by this resolution, the Board of Directors shall report to the following ordinary shareholders’ general meeting, in accordance with the law and regulations, regarding the use made of the delegation of authority granted by this resolution.

The authorisation granted to the Board of Directors pursuant to the resolution is valid for a term of 18 months as from the date of this Shareholders’ Meeting.

Twenty-first Resolution - Authorisation granted to the Board of Directors to increase by 15% the number of securities to be issued in the event of a share capital increase with or without shareholders’ preferential subscription rights

The Shareholders’ Meeting, acting under the conditions of quorum and majority required for extraordinary shareholders’ general meetings, after having deliberated and reviewed the report of the Board of Directors and the special report of the Statutory Auditors, and pursuant to the provisions of Article L.225-135-1 of the French Code de commerce:

1.    Authorizes the Board of Directors, with the option to sub-delegate to the Chief Executive Officer or, with his prior approval, to one or more of the Deputy Chief Executive Officers, under the conditions set forth by law, to increase the number of securities to be issued for each of the issuances, with or without shareholders’ preferential subscription rights, decided upon pursuant to the sixteenth? seventeenth, eighteenth and twentieth resolutions of this Shareholders’ Meeting within thirty days following the closing of the subscription period, up to a limit of 15% of the initial issuance, and at the same price as the price retained for the initial issuance; and

2.    Decides that the maximum nominal amount of the capital increases that could potentially be carried out pursuant to this delegation of authority will be included in the overall nominal share capital increase cap set by the twenty-fourth resolution of this Shareholders’ Meeting.

Twenty-second Resolution - Delegation of authority granted to the Board of Directors for the purpose of issuing ordinary shares and/or securities giving access to the share capital of the Company, as compensation for contributions in kind comprised of equity securities or securities giving access to the share capital

The Shareholders’ Meeting, acting under the conditions of quorum and majority required for extraordinary shareholders’ general meetings, after having deliberated and reviewed the report of the Board of Directors and the special report of the Statutory Auditors and pursuant to the provisions of Articles L.225-129 to L.225-129-2, L.225-129-5, L.225-129-6, L.225-147, L.225-147-1, L.22-10-49, L.22-10-53 and L.228-91 et seq. of the French Code de commerce:

1.    Delegates its authority to the Board of Directors for the purpose of deciding on the issuance of shares or any other securities giving access to the share capital of the Company, in order to offer compensation for contributions in kind granted to the Company and comprised of equity securities or securities giving access to the share capital, when the provisions of Article L.22-10-54 of the French Code de commerce do not apply and decides, as necessary, to waive the preferential subscription right of shareholders to these shares and securities to be issued, for the benefit of the holders of these securities;

16

2.    Decides that the overall nominal amount of the capital increases that may be carried out immediately or at a later date under this delegation may not exceed an overall nominal amount of €3,750,000 (or, on the basis of the current nominal value of the Company’s shares, equal to €0.25, a maximum amount of 15,000,000 shares), it being specified that this amount will be included in the overall nominal cap amount of €3,750,000 set forth in the twenty-fourth resolution of this Shareholders’ Meeting and that this overall nominal amount does not take into account any adjustments that may potentially be carried out in accordance with applicable legal and regulatory provisions and, as the case may be, with contractual stipulations providing for other cases of adjustment, in order to preserve the rights of holders of securities or other rights giving access to the share capital;

3.    Decides that issuance of share capital securities carried out pursuant to this resolution will not, in any event, exceed the limits set out by the applicable regulations on the issue date, i.e. at the present time 10% of the share capital per annum at the time of the issuance (it being specified that this 10% limit shall be assessed at the time of the issuance and shall apply to the share capital as adjusted according to the transactions affecting it after this Shareholders’ Meeting);

4.    Decides that any issuance of preferential shares and securities giving access to preferential shares is expressly excluded from such issuance;

5.    Also delegates its authority to the Board of Directors for the purpose of deciding on the issuance of debt securities giving access to share capital of the Company to be issued;

6.    Decides that the overall nominal amount of securities representing debt securities giving access to the share capital of the Company to be issued that could potentially be issued pursuant to this delegation will amount to a maximum of €60,000,000 or to the exchange value of this amount in the event of an issuance carried out in any currency or in any currency unit set through reference to a number of currencies;

7.    Acknowledges that this delegation of authority implies shareholders’ renunciation of their preferential subscription rights to ordinary shares to which the securities that would be issued based on this delegation may grant rights over immediately or in the future;

8.    Decides that the Board of Directors will have full powers, with the option to sub-delegate under the conditions set forth by law, to enforce this resolution and, in particular, to set the list of securities contributed, approve or reduce the valuation of contributions and the granting of specific advantages, to set, as the case may be, the cash amount to be paid, and acknowledge the number of securities contributed to the exchange;

9.    Decides that the Board of Directors cannot, unless authorised in advance by the shareholders’ general meeting, make use of this delegation in the context of a public offering initiated by a third party targeting the securities of the Company until the end of the offering period; and

10. Acknowledges that, in the event of the use by the Board of Directors of the delegation of authority granted by this resolution, the Board of Directors shall report to the following ordinary shareholders’ general meeting, in accordance with the law and regulations, regarding the use made of the delegation of authority granted by this resolution.

The delegation of authority granted to the Board of Directors pursuant to this resolution is valid for a term of 26 months as from the date of this Shareholders’ Meeting.

Twenty-third Resolution - Delegation of authority granted to the Board of Directors for the purpose of issuing ordinary shares and/or securities giving access to the share capital of the Company, in the event of a public exchange offer initiated by the Company

17

The Shareholders’ Meeting, following the adoption of the eighth resolution, acting under the conditions of quorum and majority required for extraordinary shareholders’ general meetings, after having deliberated and reviewed the report of the Board of Directors and the special report of the Statutory Auditors, and pursuant to the provisions of Articles L.225-129 to L.225-129-2, L.225-129-5, L.225-129-6, L.22-10-49, L.22-10-54, and L.228-91 et seq. of the French Code de commerce:

1.    Delegates its authority to the Board of Directors for the purpose of deciding on the issuance of shares as well as any other securities giving access to the share capital of the Company, as compensation for securities tendered in the context of a public exchange offer initiated by the Company and carried out in France or outside France in accordance with local regulations, relating to the securities of another company admitted to trading on one of the regulated markets described in Article L.22-10-54 of the French Code de commerce, and decides, as necessary, to waive the preferential subscription right of shareholders to these shares and securities to be issued, for the benefit of holders of these securities; the nominal amount of the share capital increases that could potentially be carried out pursuant to this delegation cannot exceed an overall nominal amount of €3,750,000 (or, on the basis of the current nominal value of the Company’s shares, equal to €0.25, a maximum amount of 15,000,000 shares), it being specified that this amount will be included in the €3,750,000 overall nominal cap amount set forth in the twenty-second resolution of this Shareholders’ Meeting and that this amount does not take into account any adjustments that may potentially be carried out in accordance with applicable legal and regulatory provisions and, as the case may be, with contractual stipulations providing for other cases of adjustment, in order to preserve the rights of holders of securities or other rights giving access to the share capital;

2.    Decides that any issuance of preferential shares and securities giving access to preferential shares is expressly excluded from such issuance;

3.    Also delegates its authority to the Board of Directors for the purpose of deciding on the issuance of debt securities giving access to share capital of the Company to be issued;

4.    Decides that the overall nominal amount of securities representing debt securities giving access to the share capital of the Company to be issued that could potentially be issued pursuant to this delegation will amount to a maximum of €60,000,000 or to the exchange value of this amount in the event of an issuance carried out in any other currency or in any currency unit set through reference to a number of currencies;

5.    Acknowledges that, for the benefit of holders of securities issued pursuant to this resolution and giving access to the share capital of the Company, this delegation of authority automatically implies shareholders’ renunciation of their preferential subscription right to shares or securities giving access to the share capital that these securities grant rights over immediately or in the future;

6.    Decides that the Board of Directors will have full powers, with the option to sub-delegate under the conditions set forth by law, to enforce this resolution and, in particular, to set the exchange parity as well as, if applicable, the cash amount to be paid, and to acknowledge the number of securities contributed to the exchange;

7.    Decides that the Board of Directors cannot, unless authorised in advance by the shareholders’ general meeting, make use of this delegation in the context of a public offering initiated by a third party targeting the securities of the Company until the end of the offering period; and

8.    Acknowledges that, in the event of the use by the Board of Directors of the delegation of authority granted by this resolution, the Board of Directors shall report to the following ordinary shareholders’ general meeting, in accordance with the law and regulations, regarding the use made of the delegation of authority granted by this resolution.

18

The delegation of authority granted to the Board of Directors pursuant to this resolution is valid for a term of 26 months as from the date of this Shareholders’ Meeting

Twenty-fourth - Overall cap applicable to the authorisations provided for in the resolutions n°16 to 18 and n°20 to 23

The Shareholders’ Meeting, acting under the conditions of quorum and majority required for extraordinary shareholders’ general meetings, after having deliberated, decides that the overall amount of the share capital increases that could potentially be carried out immediately and/or in the future pursuant to the sixteenth to the eighteenth and twentieth to the twenty third resolutions of this Shareholders’ Meeting cannot exceed an overall nominal amount of €3,750,000 (or, on the basis of the current nominal value of the Company’s shares, equal to €0.25, a maximum amount of 15,000,000 shares, it being specified that this overall amount does not take into account any adjustments that may potentially be carried out in accordance with applicable legal and regulatory provisions and, as the case may be, with contractual stipulations providing for other cases of adjustment, in order to preserve the rights of holders of securities or other rights giving access to the share capital.

Twenty-fifth Resolution - Delegation of authority granted to the Board of Directors for the purpose of issuing autonomous share subscription warrants reserved for the consultants of the Company

The Shareholders’ Meeting, acting in accordance with the quorum and majority requirements for extraordinary shareholders’ meetings, after having deliberated and reviewed the report of the Board of Directors and the special report of the Statutory Auditors, and pursuant to Articles L.225-129 to L.225-129-2, L.225-129-5, L.225-129-6, L.22-10-49, L.225-138 and L.228-91 et seq. of the French Code de commerce:

1. Delegates its authority to the Board of Directors for the purpose of deciding to increase the share capital, either once in full or in a number of instalments, in the proportions and at the times it shall determine, through the issuance of share subscription warrants (bons de souscription d’actions, or “BSA”), it being specified that the Board of Directors may sub-delegate to the Chief Executive Officer or, with his approval, to one or more of its Deputy Chief Executive officers members, under the conditions set forth by law, all the necessary powers to decide on the share capital increase;

2. Decides that the nominal amount of the share capital increases that could potentially be carried out pursuant to this delegation cannot exceed a maximum nominal amount of €6,250 (i.e., on the basis of the current nominal value of the Company’s shares, equal to €0.25, a maximum amount of 25,000 shares), it being specified that this amount does not take into account any adjustments that may potentially be carried out in accordance with applicable legal and regulatory provisions and, as the case may be, with contractual stipulations providing for other cases of adjustment, in order to preserve the rights of holders of securities or other rights giving access to the share capital;

3. Decides to waive the preferential subscription right of shareholders to the BSA referred to in this resolution and to reserve the right to subscribe to any natural person or legal entity that is a consultant of the Company able to prove an existing contractual relationship with the Company as of the date of the use of this delegation by the Board of Directors;

4. Acknowledges that, for the benefit of holders of the BSA issued pursuant to this resolution, this delegation of authority automatically implies shareholders’ renunciation of their preferential subscription right to shares that these BSA grant rights over;

5. Decides that the Board of Directors will determine the precise list of beneficiaries within the category of beneficiaries previously mentioned for whose benefit the preferential subscription right was waived and will determine the characteristics, amounts and terms and conditions of any issuance, as well as the terms and conditions for paying up the issued shares, being specified that one BSA will give the right to subscribe to one Company’s share. In particular, the Board of Directors will determine the number of the BSA to be issued for the benefit of each beneficiary and will set, taking into account the guidelines included in its report, the subscription price and the exercise price of such BSA, their dividend entitlement date (date de jouissance), it being specified that the amount paid or that should be paid to the Company for each share issued within the context of this delegation, will be at least equal to the volume-weighted average of the Company’s share price quotation during a period of a minimum of five consecutive trading days to a maximum of thirty consecutive trading days among the last thirty trading days preceding the date upon which the subscription price is set, and potentially be discounted by a maximum amount of 5% at the time of allocation of the BSA, it being specified that the subscription price of the BSA shall be equal to 10% of the thus-determined exercise price of the BSA and that the amount thus disbursed at the moment of subscription may be deducted from the amount due at the time of exercise;

19

6. Acknowledges that this delegation voids, from this day, any prior delegation of authority having the same purpose, i.e., any delegation for the purpose of issuing autonomous BSA reserved for a specific category of persons. This delegation therefore voids the delegation granted by the Shareholders’ Meeting held on 27 November 2019 pursuant to its seventh resolution; and

7. Acknowledges that, in the event of the use by the Board of Directors of the delegation of authority granted by this resolution, the Board of Directors shall report to the following ordinary Shareholders’ Meeting, in accordance with the law and regulations, regarding the use made of the delegation of authority granted by this resolution. The delegation of authority thus granted to the Board of Directors is valid for a term of 18 months as from the date of this Shareholders’ Meeting.

Twenty-sixth Resolution - Authorisation granted to the Board of Directors to allocate options to subscribe and/or purchase shares

The Shareholders’ Meeting, acting in accordance with the quorum and majority requirements for extraordinary shareholders’ meetings, after having deliberated and reviewed the report of the Board of Directors and the special report of the Statutory Auditors, and pursuant to Articles L.225-177 to L.225-185 and L.22-10-56 to L.22-10-58 of the French Code de commerce;

1.Authorises the Board of Directors to grant, on one or more occasions, subject to the abstention periods provided for by law, options granting entitlement to the subscription of new shares of the Company to be issued by means of a share capital increase or to the purchase of existing Company’s shares resulting from buy-backs realised pursuant to applicable law, to the benefit of employees and executive officers of the Company or of the groups provided in Article L.225-180 of the French Code de commerce, or of some of them, and thus approves the putting in place by the Board of Directors of one or more share subscription and/or purchase options plans within the frame set out below;

2.Decides that the options that may be granted pursuant to this authorisation will not give rights, upon exercise, to the subscription or purchase of a total number of shares exceeding 400,000 shares, that is, a maximum share capital increase of €100,000; it being specified that this cap: (i) does not take into account any adjustment that may be made in accordance with applicable legal and regulatory provisions and, as the case may be, with the contractual provisions providing for other adjustment cases to preserve the rights of the holders of securities or other rights giving access to the share capital; and (ii) shall be adjusted to take into account all transactions lowering the nominal value of the shares or increasing the number of shares that could take place before the allocation of the options;

3.Decides that the time period for exercising the options shall not exceed 10 years from the date of the allocation;

4.Decides that the exercise price of the options granted pursuant to this delegation shall be set on the day the options are allocated by the Board of Directors, it being specified that the exercise price of the options shall not be (i) lower than 80% of the average of the stock price during the twenty stock market trading days preceding the date upon which the options are granted; and (ii) only for stock options, lower than 80% of the average purchase price of the shares held by the Company, pursuant to Article L.22-10-62 of the French Code de commerce;

20

5.Decides that the exercise price may be modified throughout the duration of the options only in case of implementation of the measures required to protect the interests of the beneficiaries of the options, pursuant to Article L.225-181 of the French Code de commerce;

6.Acknowledges that, for the benefit of the beneficiaries of the options, the Shareholders’ Meeting’s decision automatically implies shareholders’ renunciation of their preferential subscription rights to shares that shall be issued as the options to subscribe are exercised;

7.Decides to grant full powers to the Board of Directors, with the option to delegate and sub-delegate under the conditions set forth by law, notably:

-	to determine the conditions for the allocation of the options, the number and the identity of the beneficiaries and the number of options granted to each of them;
-	to set, within the above-specified limits, the options exercise price and the time period during which the options may be exercised;
-	to set the exercise conditions and notably the performance conditions to which the exercise of the options allocated to the executive officers of the Company and to some of the managing directors of the Company and of its subsidiaries shall be subject to;
-	to impose, as the case may be, a time period during which the options shall not be exercised and/or a time period during which the acquired shares may not be transferred;
-	when determining the features of each plan, to take into account legal requirements, notably tax ones, applicable depending on the jurisdiction where the beneficiaries are located, notably, as far as the United States are concerned, the relevant provisions of the Federal Tax Code;
-	establish the rules for the allocation plan of the options
-	to temporarily suspend the exercise of the options in given circumstances;
-	where necessary, take all measures to reserve the rights of option beneficiaries in accordance with any legal or regulatory provision;
-	set the dividend entitlement date (date de jouissance), even retroactive, of the shares to be issued on the exercise of the options;
-	at its sole initiative, deduct the capital increase expenses on the amount of the premium relating to these issuances and to deduct from this amount the sums required to raise the legal reserve to one-tenth of the new share capital after each increase; and
-	to record the completion of the increase(s) in the share capital resulting from the exercise of the options, complete any acts and formalities in order to finalise the increase(s) in share capital realised pursuant to this authorisation, amend the bylaws accordingly and more generally take all decisions required in the context of this authorisation, grant all delegations, and do all that is needed.

The Board of Directors shall notify the shareholders each year during the Shareholders’ Meeting, under the conditions set forth by law, of the transactions carried out in pursuant to this resolution.

The Shareholders’ Meeting acknowledges that this delegation voids, from this day, any prior delegation of authority having the same purpose, i.e. any delegation relating to options to subscribe and/or purchase shares. This delegation therefore voids the delegation granted by the Shareholders’ Meeting held on 27 November 2019 pursuant to its eighth resolution.

This authorization is granted for a period of 38 months from the date of this Shareholders’ Meeting.

21

Twenty-seventh Resolution - Authorisation granted to the Board of Directors to allocate existing or new free shares

The Shareholders’ Meeting, acting in accordance with the quorum and majority requirements for extraordinary shareholders’ meetings, after having deliberated and reviewed the report of the Board of Directors and the special report of the Statutory Auditors, and pursuant to the provisions of Articles L.225-197-1 to L.225-197-6 and L.22-10-59 to L.22-10-60 of the French Code de commerce, authorises the Board of Directors to proceed with the free allocation of 100,000 common shares, existing or to be issued, with a nominal value of €0.25 each, for the benefit of the employees and the executive officers of the Company or the entities or groups referred to in Article L.225-197-2, or for the benefit of some of them (the “Free Shares”).

(1) Share capital increase

The allotment of the totality of the Free Shares, in the case of new shares, will result in a capital increase of €25,000, which is authorised by this Shareholders’ Meeting, it being specified that this amount does not take into account any adjustments that may potentially be carried out in accordance with applicable legal and regulatory provisions and, as the case may be, with contractual stipulations providing for other cases of adjustment, in order to preserve the rights of holders of securities or other rights giving access to the share capital.

The capital increase that will result from the creation of the Free Shares will be implemented by way of special incorporation of all or part of the reserve accounts available and, in particular, of the account “share issue premium”. The Shareholders’ Meeting acknowledges that this decision implies shareholders’ renunciation of their rights, for the benefit of holders of Free Shares, to the said reserves.

(2) Allocation and retention periods

The Board of Directors shall determine, for each allocation, a vesting period of at least one year after which the allocation of existing or new shares will become definitive, followed, if deemed useful or necessary by the Board of Directors, by a retention period of a duration it shall determine and which shall run from the definitive acquisition of the existing or new shares; it being specified that the cumulated duration of the vesting period and, as the case may be, of the retention period, shall be of at least three years.

The definitive acquisition of the Free Shares must be subject to a condition of the beneficiary’s presence in the Company or its subsidiaries as employee and/or executive officer or the member of the administrative or supervisory bodies and, as the case may be, to the fulfilment of performance conditions that the Board of Directors may determine upon allocation, as is specified below.

However, in the event of disability of the beneficiary corresponding to the classification in the second or third categories provided for in Article 341-4 of the French Code de la sécurité sociale (or its equivalent in an applicable foreign law), the Free Shares will be definitively allocated before the end of the remaining vesting period, said shares being then freely transferable.

(3) Delegation of powers to the Board of Directors

The Shareholders' Meeting grants full powers to the Board of Directors, with the option to sub-delegate under the conditions set forth by law, to implement the allocation of Free Shares, including:

-	to determine the conditions of eligibility, the number and the identity of the beneficiaries et the number of Free Shares allocated to each of them;

-	determine within the aforementioned limits, the allocation period and, if applicable, the Free Shares conservation period;

-	to determine, in particular for the executive officers and certain managing directors of the Company and its subsidiaries, as the case may be, the performance conditions to which the definitive acquisition of the Free Shares will be subject;

22

-	to establish the rules for the allocation plan of the Free Shares;

-	to take all necessary measures in order to preserve the rights of the holders of Free Shares pursuant to any legal or regulatory provision;

-	to set the dividend entitlement date (date de jouissance), even retroactively, of the Free Shares to be issued; and

-	to record the completion of the increase(s) in the share capital resulting from the definitive allocation of Free Shares, complete any acts and formalities in order to finalise the increase(s) in share capital realised pursuant to this authorisation, amend the bylaws accordingly and more generally take all decisions required in the context of this authorisation, grant all delegations, and do all that is needed.

The Shareholders’ Meeting acknowledges that this delegation voids, from this day, any prior delegation of authority having the same purpose, i.e. any delegation relating to the allocation of existing or new free shares. This delegation therefore voids the delegation granted by the Shareholders’ Meeting held on 27 November 2019 pursuant to its ninth resolution.

This authorisation may be used within a period of 38 months from the date of this Shareholders’ Meeting.

Twenty-eighth Resolution - Delegation of authority granted to the Board of Directors for the purpose of issuing ordinary shares and/or securities giving access to the share capital of the Company for the benefit of the members of a company savings plan

The Shareholders’ Meeting, acting under the conditions of quorum and majority required for extraordinary shareholders’ general meetings, after having deliberated and reviewed the report of the Board of Directors and the special report of the Statutory Auditors, within the framework of the provisions of Articles L.3332-18 et seq. of the French Code du travail and of Article L.225-138-1 of the French Code de commerce and in accordance with the provisions of Article L.225-129-6 of that same Code:

1.    Delegates all powers to the Board of Directors for the purpose of increasing the Company’s share capital, either once in full or in a number of instalments, in the proportions and at the times it shall determine, by a maximum nominal amount of €12,500 (or, on the basis of the current nominal value of the Company’s shares, equal to €0.25, a maximum amount of 50,000 shares), through the issuance of shares or other securities giving access to the share capital, reserved to members of a company savings plan of the Company and of French or foreign companies that are related to the Company under the conditions set forth in Article L.225-180 of the French Code de commerce and Article L.3344-1 of the French Code du travail;

2.    Decides that the Board of Directors will set the subscription price of the new shares, that will be equal to 80% of the average of the first listed prices of the Company’s share on the Euronext Paris stock exchange during the twenty stock market trading days preceding the date of the decision setting the opening date for subscription when the duration of the lock-up period stipulated by the savings plan pursuant to Articles L.3332-25 et seq. of the French Code du travail is less than 10 years, and to 70% of this average when said lock-up period is greater than or equal to 10 years. Nevertheless, the Shareholders’ Meeting expressly authorizes the Board of Directors, if it thinks it appropriate, to reduce or cancel the above-mentioned discounts, within legal and regulatory limits, in order to take into account, among others, the applicable legal, accounting, tax and social security considerations in the countries where the members of a company savings plan benefiting from the capital increase reside;

3.    Decides that the Board of Directors will also have the power to substitute all or part of the discount with an allocation of free shares or other securities giving access to the Company’s share capital, either existing or to be issued, it being specified that the total benefit resulting from the allocation and, as applicable, the discount mentioned above, may not exceed the total benefit that members of the savings plan would have received if that shortfall had been 20% or 30% when the lock-up period stipulated by the plan pursuant to Articles L.3332-25 et seq. of the French Code du travail is greater than or equal to 10 years;

23

4.    Decides, pursuant to Article L.3332-21 of the French Code du travail, that the Board of Directors may also provide for the allocation, free of charge, of new or existing shares or other new or existing securities giving access to the Company’s share capital, as an employer matching contribution, provided that their equivalent monetary value, valued at the subscription price, will not have the effect of exceeding the limits provided for in Articles L.3332-10 et seq. of the French Code du travail;

5.    Decides to waive, in favour of members of a company savings plan, the shareholders’ preferential subscription rights to the new shares to be issued or to other securities giving access to the share capital, and to the securities to which such securities issued pursuant to this resolution give access to;

6.    Decides that the characteristics of the other securities giving access to the share capital will be decided by the Board of Directors, under the conditions set forth by applicable regulations;

7.    Decides that the Board of Directors shall have all powers, with the power to delegate or sub-delegate pursuant to applicable legal and regulatory provisions, to implement this resolution and, in particular, with respect to determining the terms and conditions of the transactions and deciding on the dates and terms of the issuances to be carried out pursuant to this delegation, setting the opening and closing dates of the subscription periods, the dividend entitlement dates (dates de jouissance) of the issued securities, determining the terms and conditions for paying up the shares and other securities giving access to the Company’s share capital, determining the timeframe for such paying up of shares and, as applicable, of the securities giving access to the Company’s share capital, requesting the created securities’ admission to trading on the stock market wherever appropriate, announcing the completion of the share capital increases in the amount of the shares that will actually be subscribed, completing, directly or through an agent, any transactions and formalities in connection with share capital increases and, at its sole discretion and if it sees fit, deducting the costs of the share capital increases from the amount of premiums associated with those increases and withholding from that amount the sums necessary to increase the legal reserve to one-tenth of the new share capital after each share capital increase.

The delegation thus granted to the Board of Directors is valid for a term of 26 months as from the date of this Shareholders’ Meeting.

Twenty-ninth Resolution - Delegation of power granted to the Board of Directors for the purpose of cancelling all or part of the treasury shares of the Company, acquired pursuant to the authorisation to repurchase shares

The Shareholders’ Meeting, acting in accordance with the quorum and majority requirements for extraordinary shareholders’ meetings, having reviewed the report of the Board of Directors and the special report of the Statutory Auditors, subject to the adoption of the Company’s authorization to purchase its own shares, referred to in the thirteenth resolution, authorises the Board of Directors, pursuant to the provisions of Articles L.22-10-62 et seq. of the French Code de commerce, to cancel, in the proportions and at the times it shall determine, once in full or in several instalments, all or part of the Company’s shares that the Company holds pursuant to the authorisation granted by Shareholders’ Meeting to repurchase the Company’s shares, and to reduce the share capital by the overall nominal amount of the shares thus cancelled, within the limit of 10% of the share capital per periods of 24 months; it being reminded that this 10% limit applies to the Company’s share capital amount, which may, if applicable, be adjusted to take into account the transactions affecting the share capital that may occur subsequent to this Shareholders’ Meeting.

The Shareholders' Meeting grants full power to the Board of Directors, with the power to sub-delegate under the conditions set forth by law, for the purpose of proceeding with said capital reduction, acknowledging its successful completion, adding the difference between the cancelled share repurchase price and their par value to all items relating to reserves or premiums, carrying out the corresponding amendments to the by-laws, as well as making any declarations to the French Autorité des marchés financiers, completing any other formalities and, generally speaking, taking any necessary action.

24

This authorisation is granted for a term of 18 months as from the date of this Shareholders’ Meeting. It voids, as from this day, any prior delegation granted to the Board of Directors, having the same purpose, i.e., any delegation relating to the reducing of the share capital by cancellation of treasury shares. This delegation therefore voids the delegation granted by the Shareholders’ Meeting held on 27 November 2019 pursuant to its eleventh resolution.

Ordinary Shareholders’ Meeting

Thirtieth Resolution - Powers to carry out formalities

The Shareholders’ Meeting grants full powers to the holder of an original, a copy or an extract of the minutes of this Shareholders’ Meeting to carry out all legal and regulatory formalities and make all filings and publications relating to the above-mentioned resolutions required by applicable laws.

*          *          *

I. Preliminary formalities to complete in order to participate to the Shareholders’ Meeting

Under these conditions and in accordance with the Covid-19 Ordinance, in order to exercise your rights, you must:

•	favour the use of the Internet for the completion of participation formalities,

•	express your choices before the meeting with respect to the resolutions that are proposed to you, namely by:

o	voting by post,

o	appointing a proxy who will vote before the Shareholders’ Meeting (the latter then having the option of communicating his voting instructions to the following address: paris.bp2s.france.cts.mandats@bnpparibas.com),

o	granting a power of attorney to the President of the Shareholders’ Meeting,

only options now available due to the circumstances and imperatives above-mentioned.

You may also ask questions in writing under the conditions set out in IV. below.

Finally, shareholders are invited to regularly consult the section dedicated to the Shareholders’ Meeting on the Company's website: www.genfit.com.

II. Participation’s terms to the Shareholders’ Meeting

The Shareholders’ Meeting is composed of all shareholders regardless of the number of shares they hold.

Each shareholder may be represented at the Shareholders’ Meeting by another shareholder, by their spouse or by the partner with whom they have concluded a civil solidarity pact. They may also be represented by any other natural or legal person of their choice (Article L.22-10-39 of the French Code de commerce).

The proxy thus designated will vote remotely under the conditions set out in III. below.

25

In accordance with Article R. 22-10-28 of the French Code de commerce, the right to participate in the Shareholders’ Meeting is justified by registering the securities in the name of the shareholder or the intermediary registered on their behalf (in application of the seventh paragraph of Article L.228-1 of the French Code de commerce), on the second day preceding the Shareholders’ Meeting at midnight, Paris time, either in the registered securities accounts kept by the Company (or its agent), or in the bearer (au porteur) securities accounts kept by the authorized intermediary.

The registration of the securities in the bearer (au porteur) securities accounts kept by the financial intermediaries is evidenced by a participation certificate issued by the latter (if necessary by electronic means) under the conditions provided for in Article R. 22-10-28 of the French Code de commerce (with reference to Article R. 225-61 of the same Code), in the appendix:

•	the remote voting form;

•	the voting proxy.

III. Vote by post or proxy

A. Postal voting

Shareholders wishing to vote by post or be represented by giving a proxy to the Chairman of the Shareholders’ Meeting or to a proxy may:

•	For registered shareholders: return the postal or proxy voting form, which will be sent to them with the invitation, to the following address: BNP Paribas Securities Services - CTO Service Assemblées - Grands Moulins de Pantin - 9, rue du Débarcadère - 93761 Pantin Cedex.

•	For bearer (au porteur) shareholders: request this postal or proxy voting form from the intermediary who manages their securities as of the date of the Shareholders’ Meeting. Once filled by the shareholder, this form will be returned to the account-keeping establishment, which will include a participation certificate and send it to BNP Paribas Securities Services - CTO Service Assemblées - Grands Moulins de Pantin - 9, rue du Débarcadère - 93761 Pantin Cedex. To be taken into account, the postal voting forms must be received by the Company or the Shareholders’ Meetings Service of BNP Paribas Securities Services, at the latest on the third day preceeding the Shareholders’ Meeting, i.e. 12 June 2021.

The appointments or revocations of agents expressed on paper must be received no later than the fourth day preceding the date of the Shareholders’ Meeting, i.e. 11 June 2021.

B. Electronic voting

Shareholders also have the possibility of transmitting their voting instructions, of granting a power of attorney to the President of the Shareholders’ Meeting before the Shareholders’ Meeting, and of appointing or removing a proxy by Internet before the Shareholders’ Meeting on the Votaccess website, in accordance with the conditions described below:

For registered shareholders (actionnaires au nominatif):

Holders of pure or administered registered shares who wish to vote by Internet will access the Votaccess’ website via the Planetshares site, the address of which is as follows: https://planetshares.bnpparibas.com.

Holders of pure registered shares must connect to the Planetshares site with their usual access codes.

Holders of administered registered shares will have to connect to the Planetshares site using their identification number, which is found at the top right of their paper voting form. In the event that the shareholder is no longer in possession of their username and / or password, they may contact the number made available to them, it being either 01 57 43 02 30 from France or +33 1 57 43 02 30 from abroad or use the contact form on the Planetshares website : https://planetshares.bnpparibas.com.

26

After logging in, the registered shareholder must follow the instructions given on the screen in order to access the Votaccess’ website and vote, or appoint or dismiss a proxy.

The appointments or revocations of proxies must be received no later than the fourth day preceding the date of the Shareholders’ Meeting, i.e. 11 June 2021.

For bearer shareholders (actionnaires au porteur):

It is up to the bearer shareholder to inquire in order to know whether his account-keeping establishment is connected or not to the Votaccess’ website and, if necessary, if this access is subject to specific conditions of use.

If the shareholder's account-keeping establishment is connected to the Votaccess’ website, the shareholder must identify himself on the Internet portal of his account-keeping establishment with his usual access codes. He must then click on the icon which appears on the line corresponding to his actions and follow the indications given on the screen in order to access the Votaccess’ website and vote, grant a power of attorney to the President of the Shareholders’ Meeting or appoint or dismiss a proxy.

If the shareholder's account-keeping establishment is not connected to the Votaccess’ website, it is specified that the notification of the appointment and the revocation of a proxy may however be made electronically in accordance with the provisions of Articles R. 225-79 and R.22-10-24 of the French Code de commerce, in the following ways:

•	the shareholder must send an email to paris.bp2s.france.cts.mandats@bnpparibas.com. This email must contain the following information: name of the Company concerned, date of the Shareholders’ Meeting, last name, first name, address, bank references of the principal as well as the name, first name and if possible, the address of the agent; and

•	the shareholder must obligatorily ask their financial intermediary who manages their securities account to send a written confirmation to the Shareholders’ Meetings department of BNP Paribas Securities Services - CTO Service Assemblées - Grands Moulins de Pantin - 9, rue du Débarcadère - 93761 Pantin Cedex.

Only notifications of designation or revocation of mandates may be sent to the aforementioned email address, any other request or notification relating to another object that cannot be taken into account and/or processed.

In order for appointments or revocations of proxies expressed by electronic means to be validly taken into account, confirmations must be received no later than the fourth day preceding the date of the meeting, i.e. 11 June 2021.

The Votaccess’ website will be open from 26 May 2021.

The possibility of voting online before the Shareholders’ Meeting will end the day before the meeting, i.e. 14 June 2021 at 3:00 p.m. Paris time.

IV. Request for draft resolutions or items to be included in the agenda and submission of written questions

1. Requests for the inclusion of items or draft resolutions on the agenda by shareholders who meet the conditions set forth in Article R.225-71 of the French Commercial Code must be received at the company's registered office by registered letter with return receipt requested at the following address: GENFIT, Service Financier, Parc Eurasanté, 885 avenue Eugène Avinée, 59120 Loos, France or by email at the following address: investors@genfit.com no later than the 25th day (calendar days) before the Shareholders’ Meeting, in accordance with Article R.22-10-22 of the French Commercial Code. Requests must be accompanied by a securities account registration certificate.

27

Each request must be accompanied, as the case may be, by the text of the proposed resolutions, which may be accompanied by a brief explanatory statement. In addition, the Shareholders’ Meeting's consideration of draft resolutions and items submitted by shareholders is subject to the authors maintaining the registration of securities in the same accounts on the second business day preceding the Shareholders’ Meeting at midnight, Paris time.

2. In accordance with Article R. 225-84 of French Code de commerce, each shareholder has the possibility to send to the Board of Directors, which should answer during the meeting, the written questions of his choice.

The questions shall be sent by registered letter with acknowledgement of receipt at the following address GENFIT, Service Financier, Parc Eurasanté, 885 avenue Eugène Avinée, 59120 Loos or by email to the following address: investors@genfit.com.

This mailing shall be realised at the latest the second business day preceding the date of the Shareholders’ Meeting.

V. Rights to shareholder information

All the documents and information set forth in Article R. 22-10-23 of the French Code de commerce and in article 3 of the Covid-19 Ordinance, can be consulted on the issuer’s website: www.genfit.fr as from the 21st day before the Shareholders’ Meeting, being 25 May 2021.

*****

The Board of Directors

28